March 7, 2006


Mail Stop 4561


By U.S. Mail

Charles J. Daley, Jr.
Senior Vice President, Treasurer and Principal Financial Officer
Legg Mason, Inc.
100 Light Street
Baltimore, Maryland  21202

Re:	Legg Mason, Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
	File No. 001-08529

Dear Mr. Daley:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,



      Angela Connell
      Senior Accountant